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Exhibit 12.02

CITIGROUP INC.

CALCULATION OF RATIO OF INCOME TO FIXED CHARGES
INCLUDING PREFERRED STOCK DIVIDENDS

	Year ended December 31,					Six Months Ended June 30,
In millions of dollars, except for ratios
	2004(1)(2)	2003(1)(2)	2002(1)(2)(3)	2001(1)(2)(3)	2000(1)(2)(3)(4)	2005(1)(2)	2004(1)(2)
EXCLUDING INTEREST ON DEPOSITS:
Fixed Charges
Interest expense (other than interest on deposits)	$13,271	$9,942	$12,273	$19,887	$23,072	$10,089	$5,618
Interest factor in rent expense	487	460	445	390	344	254	244
Dividends—Preferred Stock	95	103	126	170	183	49	46

Total fixed charges	$13,853	$10,505	$12,844	$20,447	$23,599	$10,392	$5,908

Income
Income from continuing operations before taxes, minority interest and cumulative effect of accounting changes	$22,736	$25,170	$19,388	$18,929	$17,874	$14,927	$8,171
Fixed charges (excluding preferred stock dividends)	13,758	10,402	12,718	20,277	23,416	10,343	5,862

Total income	$36,494	$35,572	$32,106	$39,206	$41,290	$25,270	$14,033

Ratio of income to fixed charges excluding interest on deposits	2.63	3.39	2.50	1.92	1.75	2.43	2.38

INCLUDING INTEREST ON DEPOSITS:
Fixed Charges
Interest expense	$22,004	$17,184	$21,177	$31,664	$36,373	$16,092	$9,435
Interest factor in rent expense	487	460	445	390	344	254	244
Dividends—Preferred Stock	95	103	126	170	183	49	46

Total fixed charges	$22,586	$17,747	$21,748	$32,224	$36,900	$16,395	$9,725

Income
Income from continuing operations before taxes, minority interest and cumulative effect of accounting changes	$22,736	$25,170	$19,388	$18,929	$17,874	$14,927	$8,171
Fixed charges (excluding preferred stock dividends)	22,491	17,644	21,622	32,054	36,717	16,346	9,679

Total income	$45,227	$42,814	$41,010	$50,983	$54,591	$31,273	$17,850

Ratio of income to fixed charges including interest on deposits	2.00	2.41	1.89	1.58	1.48	1.91	1.84

(1)
On July 1, 2005, Citigroup completed the sale of Citigroup's Travelers Life & Annuity and substantially all of Citigroup's international insurance businesses to MetLife, Inc. Citigroup reports these businesses separately as discontinued operations in the Company's Consolidated Statement of Income. The calculation of the ratio of income to fixed charges excludes discontinued operations. Prior periods have been restated on a comparable basis.

(2)
On June 24, 2005, Citigroup announced an agreement for the sale of substantially all of Citigroup's Asset Management Business to Legg Mason, Inc. The transaction is subject to certain domestic and international regulatory approvals, as well as other customary conditions to closing, and is expected to close during the 2005 fourth quarter. Following the announcement, Citigroup began reporting these businesses separately as discontinued operations in the Company's Consolidated Statement of Income.

(3)
On August 20, 2002, Citigroup completed the distribution to its stockholders of a majority portion of its remaining ownership interest in Travelers Property Casualty Corp. (TPC) (an indirect wholly-owned subsidiary of Citigroup on Dec 31, 2001). Following the distribution, Citigroup began reporting TPC separately as discontinued operations in the Company's Consolidated Statement of Income.

(4)
On November 30, 2000, Citigroup completed its acquisition of Associates First Capital Corporation (Associates) in a transaction accounted for as a pooling of interests.

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  Exhibit 12.02
CITIGROUP INC. CALCULATION OF RATIO OF INCOME TO FIXED CHARGES INCLUDING PREFERRED STOCK DIVIDENDS